Global Ink Supply Company
A Delaware Corporation

October 10, 2006

To:	Security and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
100 F Street, North East
Attention: John D. Reynolds
Washington D.C. 20549
Phone  (202) 551-3790

From:	Global Ink Supply Company
File Number 333-137486

RE:  Request for Acceleration of the Effective Date of Form SB-2.

Please note the additional language to be added by the Company to the last sentence of the second paragraph of the recently filed Request for Acceleration. The entire second paragraph with the added language is detailed below.

Global Ink Supply Company further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing. Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges it may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

__David Wolstenholme___________
/s/David Wolstenholme
President/Director
Global Ink Supply Company